Exhibit 11

Earnings Per Share

Earnings per Share are calculated as follows:

(in thousands, except shares and per share amounts)

	For the years ended December 31,

	2011	2010

Numerator for both basic and diluted earnings per share:

Net Income	$2,702	$2,237
Less dividends or preferred stock	44	—
Denominator:

Total average shares outstanding	2,147,890	1,598,432
Effect of dilutive stock options	2,194,410	1,625,884

Total diluted average shares outstanding

Earnings Per Share - Basic	$1.24	$1.40
Earnings Per Share - Diluted	$1.21	$1.38